SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                                (Name of Issuer)

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                              David Rozenson, Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                                Boston, MA 02111
                                 (617) 772-3333

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                           Patricia A. Poglinco, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 100042
                                 (212) 574-1500

                                  May 21, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:     $ 17,000,000       Amount of Filing Fee:  $ 2,153.90
                             ----------                                --------
--------------------------------------------------------------------------------
(a)  Calculated as the aggregate maximum purchase price for Interests.
(b)  Calculated at $126.70 per $1,000,000 of Transaction Valuation.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  __________________________
     Form or Registration No.:  ________________________
     Filing Party:  ____________________________________
     Date Filed:  ______________________________________


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

ITEM 1. SUMMARY TERM SHEET.

          As stated in the offering documents of BACAP Alternative Multi-Strategy Fund, LLC (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from investors of the Fund ("Investors") at their value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund an Investor desires to tender). The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Friday, June 18, 2004, unless the Offer is extended.

          The value of the Interests will be calculated for this purpose as of June 30, 2004 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the calculation of the value of Interests during the Fund's audit for its fiscal year ending March 31, 2005, which the Fund expects will be completed by the end of May 2005, and the audited net asset value of the Fund will be used to determine the final amount paid for tendered Interests.

          Investors may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance. If an Investor tenders its entire Interest or any portion thereof, subject to any extension of the Offer, the Fund will pay the Investor in cash and/or marketable securities (valued in accordance with the Fund's Amended and Restated Limited Liability Company Agreement dated as of March 24, 2003 (the "LLC Agreement") and distributed to tendering investors on a pari passu basis) no later than August 28, 2004, at least 95% of the estimated unaudited value of the Investor's Interest tendered and accepted by the Fund based on the calculation of the Fund's net asset value as of the Valuation Date. The Fund will owe the Investor the balance, for which it will give the Investor a promissory note (the "Note") that will be held in the account in which the Investor held its Interest, or such other account as the Investor may designate in writing.

          An Investor that tenders for repurchase only a portion of its Interest will be required to maintain a capital account balance equal to the greater of:
(i) $25,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Investor on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (collectively, the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. The Fund reserves the right to purchase less than the amount tendered by an Investor if the amount tendered would cause the Investor's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund, or by borrowings.

          Following this summary is a formal notice of the Fund's offer to purchase the Interests. The Offer remains open to Investors until 12:00 midnight, Eastern Time, on Friday, June 18, 2004, the expected expiration date of the Offer. Until that time, Investors have the right to change their minds and withdraw the tenders of their Interests. Investors will also have the right to withdraw tenders of their Interests at any time after July 19, 2004, assuming their Interest has not yet been accepted for purchase by the Fund.

          If an Investor would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail in the enclosed, postage paid envelope or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to Forum Shareholder Services, LLC ("FSS"), at P.O. Box 446, Portland, ME 04112-9925, or (ii) fax it to FSS at
(207) 879-6206, so that it is received before 12:00 midnight, Eastern Time, on Friday, June 18, 2004. If the Investor chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to FSS promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern Time, on Friday, June 18, 2004).

          The value of the Interests will change between March 31, 2004 (the last time prior to the date of this filing as of which net asset value of the Fund has been calculated), and the Valuation Date. Investors may obtain the estimated value of their Interests, which the Fund will calculate monthly until the expiration date of the Offer, by contacting FSS at (207) 879-6093 or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Please note that just as each Investor has the right to withdraw the tender of an Interest, the Fund has the right to suspend, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Although the Offer expires on Friday, June 18, 2004, an Investor that tenders its Interest will remain an Investor with respect to the Interest tendered and accepted for purchase by the Fund through June 30, 2004, when the value of the Investor's Interest is calculated.

ITEM 2. ISSUER INFORMATION.

          (a) The name of the issuer is BACAP Alternative Multi-Strategy Fund, LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and Interests are registered under the Securities Act of 1933, as amended. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 101 South Tryon Street, Charlotte, North Carolina 28255 and the telephone number is (646) 313-8890.

          (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests" as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by the Investors pursuant to the Offer.) As of the close of business on March 31, 2004, there was approximately $64,155,480 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase Interests totaling up to $17,000,000 pursuant to tenders by Investors that are received by 12:00 midnight, Eastern Time, on Friday, June 18, 2004, and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

          (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's LLC Agreement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

          The name of the filing person is BACAP Alternative Multi-Strategy Fund, LLC. The Fund's principal executive office is located at 101 South Tryon Street, Charlotte, North Carolina 28255 and the telephone number is (646) 313-8890. The investment adviser of the Fund is Banc of America Capital Management, LLC (the "Adviser"). The principal executive office of the Adviser is located at 101 South Tryon Street, Charlotte, North Carolina 28255 and it also may be reached at (646) 313-8890. The members of the Fund's Board of Managers ("Managers" or "Board of Managers" as the context requires) are Thomas
W. Brock, Thomas Yellin and Alan Brott. Their address is c/o Banc of America Capital Management, LLC, 101 South Tryon Street, Charlotte, North Carolina 28255.

ITEM 4. TERMS OF THIS TENDER OFFER.

          (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase Interests totaling up to $17,000,000 pursuant to tenders by Investors of the Fund. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, on Friday, June 18, 2004 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

               (ii) The purchase price of Interests tendered to the Fund for purchase will be their value as of the Valuation Date if the Offer expires on the Initial Expiration Date, and otherwise the value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

               For an Investor that tenders its entire Interest or a portion thereof, payment of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LLC Agreement and distributed to tendering investors on a pari passu basis) in an aggregate amount equal to at least 95% of the estimated unaudited value of Interests tendered and accepted by the Fund, determined as of the Valuation Date and payable within 60 calendar days after the Valuation Date (the "95% Cash Payment"); and (b) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the value of the Interests tendered by the Investor and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for the fiscal year ending March 31, 2005, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Investor in the manner set forth in the Letter of Transmittal, attached as Exhibit C, promptly after the Valuation Date and will not be transferable.

               The Note will be payable in cash promptly after completion of the audit of the financial statements of the Fund for the fiscal year ending March 31, 2005. It is anticipated that the audit of the Fund's financial statements for the fiscal year ending March 31, 2005 will be completed by no later than 60 days after the end of the fiscal year. Any amounts payable under the Note will not include interest. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.

               A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) a form of Letter from the Fund to Investors that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

               (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Friday, June 18, 2004.

               (iv) Not applicable.

               (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of such extension. The purchase price of an Interest tendered by any Investor will be the value thereof as of the close of business on June 30, 2004, if the Offer expires on the Initial Expiration Date, and otherwise the value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to: (a) suspend the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such suspension, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

               (vi) A tender of an Interest may be withdrawn at any time before 12:00 midnight, Eastern Time, Friday, June 18, 2004 and, if such Interest has not then been accepted for purchase by the Fund, at any time after July 19, 2004.

               (vii) Investors wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to FSS at the address or fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by FSS, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to FSS in the enclosed, postage paid envelope or by facsimile transmission. An Investor choosing to fax a Letter of Transmittal to FSS must also send or deliver the original completed and executed Letter of Transmittal to FSS promptly thereafter.

               Any Investor tendering an Interest pursuant to the Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by FSS at the address or the fax number set forth on page 2 of the Offer. A form used to give notice of withdrawal of a tender is available by calling FSS at the telephone number set forth on page 2 of the Offer. A tender of an Interest properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

               (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to a tendering Investor of its election to purchase such Investor's Interest.

               (ix) If Interests totaling more than $17,000,000 are duly tendered by Investors to the Fund prior to the Expiration Date and are not withdrawn, the Fund will accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate value of tendered Interests. The Offer may be extended, amended or suspended in various other circumstances described in (v) above.

               (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors that do not tender Interests. Investors that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Investors that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Investors.

               (xi) Not applicable.

               (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer. Investors should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          In general, an Investor from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. An Investor receiving a cash distribution in complete liquidation of the Investor's Interest generally will recognize capital gain or loss to the extent of the difference between the cash received by such Investor and such Investor's adjusted tax basis in such Interest. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Investor's contributions to the Fund. However, an Investor will recognize ordinary income to the extent the Investor's allocable share of the Fund's "unrealized receivables" exceeds the Investor's basis in such unrealized receivables. For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable.

          An Investor receiving a cash distribution in partial liquidation of the Investor's Interest generally will recognize income in a similar manner to the extent that the cash received exceeds such Investor's adjusted tax basis in such Interest. An Investor receiving a cash distribution in partial liquidation of the Investor's Interest will not recognize any loss in connection with such distribution. An Investor's tax basis in the Interest will be reduced (but not below zero) by the amount of cash received by the Investor from the Fund in connection with the purchase of such Interest. An Investor's tax basis in the Interest will be adjusted for income, gain or loss allocated (for tax purposes) to the Investor for periods prior to the purchase of such Interest.

          The Fund may specially allocate items of Fund capital gain, including short-term capital gain, to an Investor from which an Interest is purchased to the extent the Investor's liquidating distribution would otherwise exceed the Investor's adjusted tax basis in such Interest. Such a special allocation may result in the Investor recognizing capital gain, which may include short-term gain, in the Investor's last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the taxable year in which the Investor receives the liquidating distribution.

          Assuming that the Fund qualifies as an "investment partnership" within the meaning of section 731(c)(3)(C)(i) of the Internal Revenue Code of 1986, as amended, distributions of securities, whether in complete or partial liquidation of an Investor's Interest, generally will not result in the recognition of taxable gain or loss to the Investor, except to the extent such distribution is treated as made in exchange for such Investor's share of the Fund's unrealized receivables. If the Fund distributes securities to an Investor in connection with a complete liquidation of the Investor's Interest, then the Investor's tax basis in the distributed securities would be equal to the Investor's adjusted tax basis in such Interest, reduced by the amount of any cash distribution. In the case of a partial liquidation of an Investor's Interest, the Investor's tax basis in the distributed securities would be equal to the Fund's tax basis in the distributed securities (or, if lesser, the Investor's adjusted tax basis in the Fund Interest), reduced by the amount of any cash distribution. The Investor's holding period for the distributed securities would include the Fund's holding period for such securities.

          (b) The Fund has been informed that NB Funding Company, LLC ("NB Funding"), a subsidiary of Bank of America, N.A., the parent company of the Adviser and Distributor, intends to tender Interests pursuant to the Offer, but if necessary, it will withdraw a portion of the amount tendered to allow any other Investor that tenders its Interests to participate fully in the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND
        AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The Fund's Prospectus dated March 27, 2003 (the "Prospectus"), and the LLC Agreement, which were provided to each Investor in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from Investors from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Investors twice each year, in June and December.

          The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager or any person controlling the Fund or controlling the Adviser or any member of the Board of Managers; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any Investor that has submitted a written request in accordance with the terms of the LLC Agreement to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF
        THE ISSUER OR AFFILIATE.

          (a) The purpose of the Offer is to provide liquidity to Investors that hold Interests, as contemplated by and in accordance with the procedures set forth in the Prospectus and the LLC Agreement.

          (b) Interests that are tendered to the Fund in connection with the Offer will be retained. The Fund accepts subscriptions for Interests on the first day of each month, but is under no obligation to continue to do so.

          (c) On April 1, 2004, Bank of America Corporation, the ultimate parent corporation of the Adviser, acquired FleetBoston Financial Corporation("Fleet").

          As a result of this acquisition, Columbia Management Advisors, Inc. ("CMA") and Columbia Funds Distributor, Inc. ("CFDI") are now indirect wholly-owned subsidiaries of Bank of America Corporation. The Securities and Exchange Commission ("SEC") and Office of the New York State Attorney General ("NYAG") filed proceedings against both CMA and CFDI on February 24, 2004 alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual funds shares and violated certain New York anti-fraud statutes. In order to settle these matters, Fleet entered into an agreement in principle with the NYAG and the SEC. Bank of America Corporation also entered into this same agreement in principal with respect to certain matters in connection with trading activity in mutual funds shares. The agreement in principle is subject to final documentation and approval by the SEC.

          If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to settle, the February 24, 2004 proceedings, CMA, CFDI or any company that is an affiliated person of CMA and CFDI could be barred from serving as an investment adviser or distributor for any investment company registered under the Investment Company Act of 1940. As a result of the Fleet acquisition, the Adviser and the Fund's distributor, BACAP Distributors, LLC ("the Distributor") are now affiliated persons of CMA and CFDI and, therefore, under these circumstances, could be barred from serving as an investment adviser or distributor for any registered investment company, including the Fund. If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to settle, the February 24, 2004 proceedings, it is expected that the Adviser and the Distributor would seek exemptive relief from the SEC to permit them to continue serving as the investment adviser and distributor of the Fund.

          (d) Mr. Edward D. Bedard, the Chief Financial Officer of the Fund, has submitted resignation as Chief Financial Officer of the Fund effective June 1, 2004. On May 20, 2004, the Board of Managers of the Fund appointed Kevin Connaughton to be Mr. Bedard's successor as Chief Financial Officer.

          The Adviser has stated its intention to change the process by which the Fund's assets are managed such that an investment committee would assume the primary responsibility for management of the Fund's assets in place of Mr. Lawrence Morgenthal, currently the portfolio manager of the Fund. Mr. Morgenthal would be a member of the committee.

          As a result of the acquisition of Fleet by Bank of America Corporation, it is possible that one or more of the material changes described below may be proposed and/or effected, as appropriate. Otherwise, none of the Fund, the Adviser, or the Board of Managers currently has any plans, proposals or negotiations that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser, or in the management of the Fund including, but not limited to, any plans or proposals to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections
(6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $17,000,000 (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          (b) Although the Fund is authorized to borrow money to finance the repurchase of Interests, the Fund believes it has sufficient liquidity to purchase the Interests tendered pursuant to the Offer without utilizing such borrowing. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance all or a portion of the purchase price for Interests subject to compliance with applicable law. No borrowing facilities have been entered into at this time.

          (c) See discussion at (b), above.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of March 31, 2004, the Distributor, BACAP Distributors, LLC, owned approximately $165,297 (approximately 0.26%) of the outstanding Interests. As of March 31, 2004, NB Funding owned approximately $26,863,500 (approximately 41.87%) of the outstanding Interests. The Adviser, Banc of America Capital Management, LLC may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Prospectus.

          (b) There have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

          (1) The Fund has not yet filed audited financial statements, as it commenced and began selling interests as of April 1, 2003. Reference is made to the unaudited semi-annual report to Investors on Form N-CSR that was filed with the SEC on December 23, 2003, and which is incorporated by reference in its entirety for the purpose of filing this Schedule TO.

          (2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

          (3) Not applicable.

          (4) The Fund does not have shares, and consequently does not have book value per share information.

          (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

          (a)  (1) None.

               (2)  None.

               (3)  Not applicable.

               (4)  Not applicable.

               (5)  None.

          (b)  None.

ITEM 12. EXHIBITS.

          Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and is incorporated herein by reference:

          A. Cover Letter to the Offer to Purchase and Letter of Transmittal.

          B. Offer to Purchase.

          C. Form of Letter of Transmittal.

          D. Form of Notice of Withdrawal of Tender.

          E. Form of Letter from the Fund to Investors in connection with the Fund's Acceptance of Tenders of Interests.


                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC

                                          By:      Board of Managers

                                          By:
                                                   ----------------------------
                                                   Name:  Lawrence Morgenthal
                                                   Title:  President


May 21, 2004

                                  EXHIBIT INDEX

EXHIBIT

A    Cover Letter to the Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase.

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Form of Letter from the Fund to Investors in Connection with the Fund's Acceptance of Tenders of Interests.


03564.0004 #486971